UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67111

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vaquero Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1414 Castro St, Suite D
(No. and Street)

San Francisco	CA	94114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	678-525-0992	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N., Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____David Grove_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Vaquero Capital LLC_____, as of _____December 31_____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: Managing Partner

SEE Attached

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of March , 20 23 , by David Grove

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



VIRGINIA E. SAPIRO
Notary Public - California
San Francisco County
Commission # 2331904
My Comm. Expires Aug 18, 2024

(Seal)

Signature _Virginia E. Sapiro_

Vaquero Capital LLC

Financial Statements for the Year Ended
December 31, 2022
and Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Vaquero Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vaquero Capital LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Vaquero Capital LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Vaquero Capital LLC's auditor since 2022.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 27, 2023

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Vaquero Capital LLC

Statement of Financial Condition
December 31, 2022

Assets:

Cash	$	3,609,056
Accounts receivable		33,333
Prepaid expenses		94,083
Due from Member		4,779
Right-of-use asset		230,753
Fixed assets, net		321,235
Other assets		42,964
Defined benefit pension plan, net		652,907
Total assets	$	4,989,110

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	85,906
Employee compensation and benefits payable		2,106,297
Office lease liability		230,753
Total liabilities		2,422,956
Member's equity		2,566,154
Total liabilities and member's equity	$	4,989,110

The accompanying notes are an integral part of these financial statements.

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Vaquero Capital LLC (the "Company") is a California Limited Liability Company (LLC) that was acquired by an individual (the "Member") in March 2012. On February 17, 2005 the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company acts as a mergers and acquisitions consultant and may be engaged to structure private placements of debt and equity securities on behalf of its customers.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments that require adjustment to fair value on a recurring basis.

Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2022.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Note 2: SIGNIFICANT ACCOUNTING POLICIES, continued

Fixed Assets

Fixed assets consists of furniture, equipment and leasehold improvements and are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 5 years or over the lease term. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California minimum franchise tax and the limited liability company fee based on gross receipts. The Company is no longer subject to examination by the tax authorities for tax years before 2019.

Note 3: FIXED ASSETS

At December 31, 2022, fixed assets are recorded net of accumulated depreciation and summarized by major classification as follows:

Furniture and fixtures	$	184,899
Computer equipment		69,560
Automobiles		287,882
Leasehold improvements		215,364
		757,705
Less: Accumulated depreciation		(436,470)
Furniture and equipment, net	$	321,235

Depreciation expense for the year ended December 31, 2022 was $157,480.

Note 4: OFFICE LEASE

The Company leases office space under a non-cancellable operating lease that commenced in September 2020, and was amended to add more space in December 2020. The lease expired February 28, 2022 and was extended through August 31, 2025. The Company has the option to renew the lease for an additional eighteen-month term. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments.

Note 4: OFFICE LEASE, continued

The Company recognizes and measures its lease in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The leases implicit rate was not readily determinable and accordingly, the Company used its incremental borrowing rate of 5.5%. The Company's incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The lease requires that the Company make variable payments for the Company's proportionate share of the building's property taxes and insurance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The components of lease cost for the year ended December 31, 2022 was as follows:

Operating lease cost	$ 104,240
Variable lease cost	11,607
Total lease cost	$ 115,847

Maturities of lease liabilities under the non-cancelable operating lease as of December 31, 2022 are as follows:

Year ended December 31:

2023	$ 109,437
2024	115,415
2025	19,617
Total undiscounted lease payments	244,469
Less imputed interest	(13,716)
Lease liability at December 31, 2022	$ 230,753

Deposits paid September 1, 2020 and December 1, 2020 totaling $16,500 are included in prepaid expenses on the statement of financial condition as of December 31, 2022.

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Engagement fees are typically fixed and deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Reimbursement Income

Any expenses reimbursed by the Company's clients are recognized as reimbursement income.

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

Disaggregation of Revenue

The following table presents the Company's revenues separated between type of revenue from contracts with customers for the year ended December 31, 2022:

Revenue from customer contracts

Success fees	$ 11,998,250
Engagement fees	143,333
Total investment banking fees	12,141,583
Reimbursement income	160,712
Revenue from contracts with customers	$ 12,302,295

Contract Balances

Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables, net of allowance for doubtful accounts, related to revenue from contracts with customers totaled $33,333 as of December 31, 2022 and is included as accounts receivable on the statement of financial condition. There were no open contracts as of December 31, 2022 which require recognition of contract assets or liabilities.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to retainer fees received in investment banking engagements. There was no deferred revenue as of December 31, 2022.

Note 6: EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan ("401k") and a cash balance defined benefit plan ("Plan"), for eligible employees.

The 401k covers the Member and employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401k. For the year-ended December 31, 2022, the Company has expensed $284,000 for discretionary contributions to the 401k, which is included in compensation and benefits on the accompanying statement of operations.

The Plan was adopted January 2014. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees. The Member and the Company's Secretary are the trustees of Plan assets. The trustees have the sole discretion to invest Plan assets. The Company's contribution amounts are determined by current regulations as well as plan provisions and actuarial assumptions. The Company did not expense any amounts for contributions to the Plan for the year-ended December 31, 2022.

The annual measurement date is December 31 for Plan benefits. The gain or loss pertaining to the change in the fair value of plan assets and present value of vested benefits is reflected in other comprehensive income or loss within the accompanying statement of operations.

The Plan's funded status as of December 31, 2022 is as follows:

Fair value of plan assets	$ 2,494,800
Less: Accumulated benefit obligation (including vested benefits of $1,841,893)	1,841,893
Funded status	$ 652,907

Fair value of plan assets includes $225,000 in contributions made by the Company during the year-ended December 31, 2022 that relate to the year-ended December 31, 2021 and is included in employee compensation and benefits payable on the statement of financial condition.

The projected unit credit method was used to determine the vested benefit obligation. The Plan's annual interest crediting rate is 5%.

Note 6: EMPLOYEE BENEFIT PLANS, continued

Other information for the Plan is as follows:

    Pre and post-retirement discount rate   5.0%

    Net periodic pension cost for the year-ended December 31, 2022 consisted of service cost of $100,157 and is included in other comprehensive loss on the accompanying statement of operations.

The Plan does not expect to pay any benefits during the next five fiscal years.

The goal of the Plan's investments is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. Central to the Plan's investment strategy are target allocation ranges by major asset classes, to ensure that Plan assets are invested with the intent to protect assets and provide long-term growth, without undue risk. Also considered are the weighted average returns of a capital markets model, and historical returns on comparable equity, debt, and other investments.

Note 7: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Note 7: FAIR VALUE, continued

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for retirement plan assets that are measured at fair value as of December 31, 2022:

	Total		(Level 1)
Asset Category:			
Money market fund	$	201,001	$ 201,001
U.S. treasury bonds		197,830	197,830
Mutual funds and ETFs		2,095,969	2,095,969
Total	$	2,494,800	$ 2,494,800

Note 8: RISK CONCENTRATIONS

Four customers accounted for 96% of total revenue earned for the year ended December 31, 2022. 100% of accounts receivable as of December 31, 2022 is from one customer.

The Company maintains its cash balances in FDIC-insured depository institution banks. The Company's operating cash account is swept daily to or from an Insured Cash Sweep ("ICS") bank account to ensure that the Company's operating account does not exceed the federal deposit insurance coverage limit of $250,000. The ICS account places funds in interest-bearing accounts at other FDIC-insured banks in amounts that stay within the FDIC deposit insurance limit.

In March 2023, the Federal Reserve Board took action to address liquidity pressures on the banking system to safeguard deposits by creating the Bank Term Funding Program (BTFP). BTFP offers loans of up to one year in length to banks, savings associations, credit unions, and other depository institutions pledging qualifying assets as collateral.

Note 9: RELATED PARTY TRANSACTIONS

Related to the Company is another California Limited Liability Company ("LLC") owned by the Member. The LLC and the Member may be reimbursed by the Company, or may reimburse the Company, for expenses incurred in the ordinary course of business. As of December 31, 2022, the Company had $4,779 due from the Member for personal charges to a Company credit card. There was no amount due to, or from the LLC as of December 31, 2022.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $1,416,853 which was $1,270,706 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.

Note 11: PRIOR PERIOD ADJUSTMENT

The accompanying statement of changes in member's equity reflects an adjustment to equity as of December 31, 2021 to reflect the accumulated change in net defined benefit pension plan assets of $754,552 not previously reported.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact upon its financial statements.